SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )

Evolus, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

30052C107
(CUSIP Number)

Alphaeon 1 LLC
4040 MacArthur Boulevard, Suite 310
Newport Beach, CA 92660
(949) 260-1700

with a copy to:
Marc G. Alcser, Esq.
Stradling Yocca Carlson & Rauth, P.C.
660 Newport Center Drive, Suite 1600
Newport Beach, CA 92660
(949) 725-4136
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2020
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

_____________________

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30052C107	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Alphaeon 1 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,662,346 shares of Common Stock
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 8,662,346 shares of Common Stock
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,662,346 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 25.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30052C107	SCHEDULE 13D	Page 3 of 5 Pages

Item 1. SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares of common stock, $0.00001 par value per share (“Common Stock”), of Evolus, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 520 Newport Center Drive, Suite 1200, Newport Beach, CA 92660.

Item 2. IDENTITY AND BACKGROUND.

(a) This statement on Schedule 13D is filed by Alphaeon 1 LLC, a Delaware limited liability company (the “Reporting Person”). Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that it and certain other persons constitute a “group.” Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(b) The principal business address of the Reporting Person is 4040 MacArthur Boulevard, Suite 310, Newport Beach, CA 92660.

(c) The full name of the Reporting Person is Alphaeon 1 LLC. The principal business address of the Reporting Person is 4040 MacArthur Boulevard, Suite 310, Newport Beach, CA 92660. The Reporting Person’s principal business is to serve as a holding company.

(d) During the past five years, the Reporting Person has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Delaware limited liability company.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person was formed as a wholly owned subsidiary of AEON Biopharma, Inc. (“AEON”) for the purpose of holding 8,662,346 shares of the Issuer’s Common Stock (the “Contributed Shares”) previously held by AEON. Pursuant to a Contribution Agreement dated January 8, 2020, by and between the Reporting Person and AEON (the “Contribution Agreement”), AEON contributed the Contributed Shares to the Reporting Person (the “Contribution”). On January 8, 2020, AEON distributed all of the outstanding membership interests of the Reporting Person to the stockholders of AEON (the “Distribution”).

Item 4. PURPOSE OF TRANSACTION.

The Reporting Person was formed as a wholly owned subsidiary of AEON for the purpose of holding the Contributed Shares. On January 8, 2020, pursuant to the Contribution Agreement, AEON consummated the Contribution and AEON contributed the Contributed Shares to the Reporting Person. On January 8, 2020, AEON distributed all of the outstanding membership interests of the Reporting Person to the stockholders of AEON. In connection with the Distribution, the Reporting Person entered into Warrant Agreements (the “Warrant Agreements”) with certain holders (the “Noteholders”) of AEON’s convertible notes (the “Convertible Notes”), pursuant to which, the Reporting Person will issue contingent warrants (the “Contingent Warrants”) to the Noteholders exercisable for Contributed Shares under certain circumstances. The Contingent Warrants are exercisable at the option of the holders thereof (the “Warrantholders”) only at the time of a qualified public offering of AEON or at the time of any “Event of Default” under the Convertible Notes and are exercisable for the number of Contributed Shares equal to the quotient obtained by dividing (x) the Payment Amount as set forth in the Convertible Notes tendered by the Warrantholder by (y) the market value of the Contributed Shares, pursuant to and limited by the terms of the Warrant Agreement.

Except as set forth herein, the Reporting Person currently has no plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. The Reporting Person will liquidate its assets and distribute the Contributed Shares to its members (in accordance with the Reporting Person’s Limited Liability Company Agreement and AEON’s certificate of incorporation, as amended) upon the initial public offering or liquidation event of AEON.

CUSIP No. 30052C107	SCHEDULE 13D	Page 4 of 5 Pages

Item 5. INTEREST IN SECURITIES OF THE COMPANY.

(a) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon the sum of (i) 27,425,230 shares of Common Stock issued and outstanding as of November 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2019, and (ii) 5,999,550 shares of Common Stock sold pursuant to the Issuer’s underwritten public offering on November 12, 2019, as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on November 12, 2019.

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock, as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) There have been no transactions with respect to Shares of the Issuer within the last 60 days by the Reporting Person, other than the Contribution as described in Item 3 above.

(d) Except as set forth in Item 4, no person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 4 for a description of the Contribution Agreement and Warrant Agreement.

In addition, on January 8, 2020, the Reporting Person entered into a Joinder Agreement (the “Joinder”) to a Stockholders’ Agreement dated December 14, 2017, by and among the Issuer, AEON and certain other parties thereto (the “Stockholders’ Agreement”). The Stockholders’ Agreement provides the Reporting Person with certain registration rights and other obligations.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Contribution Agreement, dated January 8, 2020, by and between Alphaeon 1 LLC and AEON Biopharma, Inc.

Exhibit B	Form of Warrant Agreement, dated January 8, 2020, by and among Alphaeon 1 LLC and the Noteholders.

Exhibit C

Stockholders’ Agreement, dated December 14, 2017, by and among AEON Biopharma, Inc., Dental Innovations BVBA, Longitude Venture Partners II, L.P. and Evolus, Inc. (Incorporated by reference to Exhibit 4.2 to Evolus, Inc. Registration Statement on Form S-1, File No. 333-222478, filed on January 9, 2018)

Exhibit D	Joinder Agreement, dated January 8, 2020, by and among Alphaeon 1 LLC and the parties to the Stockholders’ Agreement

CUSIP No. 30052C107	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2020

ALPHAEON 1 LLC

By:	/s/ Vikram Malik
Name:	Vikram Malik
Title:	Manager

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship or jurisdiction of each manager and executive officer of the Reporting Person (the “Instruction C Persons”). To the best of the Reporting Person’s knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D except as otherwise disclosed herein.

Alphaeon 1 LLC

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Business Address	Number of Shares Held(1)
Simone Blank(2)(4)	Manager	Investor	Germany	c/o Alphaeon 1 LLC, 4040 MacArthur Boulevard, Suite 310, Newport Beach, CA 92660	957,169
Robert Grant(3)	Manager	Chairman	United States	c/o Alphaeon 1 LLC, 4040 MacArthur Boulevard, Suite 310, Newport Beach, CA 92660	1,306,701
Vikram Malik(2)(4)	Manager	Private Investor	United States	c/o Alphaeon 1 LLC, 4040 MacArthur Boulevard, Suite 310, Newport Beach, CA 92660	1,348,710
Darren O’Brien	Manager	Managing Director, Sailing Capital Advisors (Hong Kong) Limited	United States	Unit 2006-08, 20/F, Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong	0
Rick Taketa	Manager	Investor	United States	206 Morning Canyon Rd, Corona del Mar, CA 92625	1,860
Jost Fischer(2)	Manager	Investor	Germany	c/o Alphaeon 1 LLC, 4040 MacArthur Boulevard, Suite 310, Newport Beach, CA 92660	926,810

(1)Includes shares of Common Stock that may be deemed beneficially owned by each of the Instruction C Persons and does not include any shares of Common Stock held by the Reporting Person.

(2)Includes 923,560 of the reported securities that are directly owned by Dental Innovations BVBA (“DI”) and may be deemed beneficially owned by the Instruction C Person as a shareholder of DI. The Instruction C Person disclaims beneficial ownership of such reported securities except to the extent of her or his pecuniary interest therein, and this report shall not be deemed an admission that such Instruction C Person is the beneficial owner of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(3)Includes 1,298,701 of the reported securities that are directly owned by Strathspey Crown Holdings Group, LLC (“SCH”) and may be deemed beneficially owned by the Instruction C Person as a control person of SCH. The Instruction C Person disclaims beneficial ownership of such reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that such Instruction C Person is the beneficial owner of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(4)Includes 33,609 of the reported securities subject to options exercisable within 60 days that are owned by the Instruction C Person.

Exhibit A

CONTRIBUTION AGREEMENT

This CONTRIBUTION AGREEMENT (the “Agreement”), effective as of January 8, 2020 (the “Effective Date”), is entered into by and between AEON Biopharma, Inc. (“Parent”) and Alphaeon 1 LLC (“Sub”). Parent and Sub may be referred to in this Agreement from time to time as a “Party” or collectively as the “Parties.”

RECITALS:

WHEREAS, Sub is being formed for the purposes of this Agreement and on the Effective Date, is a wholly owned subsidiary of Parent;

WHEREAS, Parent is the owner and direct holder of 8,662,346 shares of common stock of Evolus, Inc., a Delaware corporation (the “Evolus Shares”);

WHEREAS, Parent desires to contribute, assign, transfer, convey and deliver all of Parent’s right, title and interest in and to the Evolus Shares to Sub and Sub desires to accept the Evolus Shares from Parent.

AGREEMENT:

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements, and upon the terms and subject to the conditions hereinafter set forth, the Parties do hereby agree as follows:

ARTICLE I

THE CONTRIBUTION

(a)1.1 Contribution of Property and Assets. Effective as of the Effective Date, Parent hereby contributes, assigns, transfers, conveys and delivers to Sub, and Sub hereby accepts from Parent, all of Parent’s right, title and interest in the Evolus Shares and hereby assumes all liabilities and obligations related to the Evolus Shares.

(b)1.2 Documents Further Evidencing Transfers of Assets. In furtherance of the assignment, transfer and conveyance of the Evolus Shares pursuant to Section 1.1, upon the reasonable request of any Party, the other Party shall execute and deliver such further certificates of title, assignments or other instruments of transfer, conveyance and assignment as and to the extent necessary to fully evidence the transfer, conveyance and assignment of all of such Parent’s right, title and interest in the Evolus Shares.

(c)1.3 Taxes. Sub shall pay, or cause to be paid, all taxes (including transfer, sales and use taxes or recording fees) imposed on the transfer to Sub of tangible and intangible personal property applicable to the transfer of the Evolus Shares contemplated by this Agreement.

ARTICLE II

MISCELLANEOUS

(a)2.1 Entire Agreement. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof, and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter.

(b)2.2 Counterparts. This Agreement may be executed in two or more counterparts, and by telefax or electronic transmission, and each such counterpart shall be deemed an original, and all of which, when taken together, shall constitute but one and the same instrument.

(c)2.3 Governing Law. This Agreement will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles that would require the application of any other law.

[Signature Page Follows]

A-1

IN WITNESS WHEREOF, the Parties have caused this Contribution Agreement to be executed by their duly authorized representatives as of the date set forth on the first page hereof.

PARENT:
AEON BIOPHARMA, INC.

By:	/s/ Chris M. Carr
Chris Carr,
Chief Financial Officer

SUB:
ALPHAEON 1 LLC

By:	/s/ Vikram Malik
Vikram Malik,
Manager

A-2

Exhibit B

ALPHAEON 1 LLC

CONTINGENT WARRANTS TO PURCHASE

SHARES OF COMMON STOCK

OF

EVOLUS, INC.

WARRANT AGREEMENT

DATED AS OF JANUARY 8, 2020

[____________________________________],

as Holder

THIS WARRANT AGREEMENT, dated as of January 8, 2020 (the “Agreement”), between ALPHAEON 1 LLC (the “Company”), a Delaware limited liability company and [__________________________________], as holder (the “Holder”).

RECITALS

WHEREAS, the Company proposes to issue contingent warrants (each a “Warrant” and collectively, the “Warrants”) to purchase fully paid and non-assessable shares of the common stock, par value $0.00001 (the “Common Stock, with the Common Stock deliverable upon exercise of the Warrants being referred to herein as the “Warrant Shares”) of Evolus, Inc., a Delaware corporation (“Listco”), in connection with procuring consents requested by the sole shareholder of the Company, AEON Biopharma, Inc. (“Parent”), from Holder (in its capacity as holder of that certain convertible promissory note issued by Parent pursuant to the Senior Unsecured Note Purchase Agreement dated June 19, 2019, as amended), which consent is requested for purposes of the restructuring of Parent and the spin-out to the Company of Parent’s holding of Common Stock of Listco.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto agree as follows:

SECTION 1 CERTAIN DEFINITIONS

As used in this Agreement, the following terms shall have the following respective meanings:

“$” throughout this document refers to United States dollars, unless otherwise expressly noted.

“Affiliate” of any specified Person means:

(a)any other Person (1) directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, or (2) jointly controlling such specified Person, or jointly controlled by such specified Person and one more other Persons, or (3) subject to significant influence from such specified Person or from the same third party, or holding significant influence over such specified Person, or (4) that is an associate of such specified Person, or (5) that is a joint venture in which such specified Person is a venturer or that is a venturer in which such specified Person is a joint venture, or

(b)any other Person who is a director or officer of:

(1)such specified Person,

(2)any Subsidiary or joint venture of such specified Person, or

(3)any Person described in clause (a) above, or

(c)any spouse, domestic partner, parent, child, brother, sister, close family member (i.e., who may be expected to influence, or be influenced by, such close family member in transactions) or dependant of (1) such specified Person or (2) the spouse or domestic partner of such specified Person, or (3) any person described in (a) or (b) above, or of the spouse of domestic partner of any person described in (a) or (b) above, or

(d)any post-employment benefit plan for the benefit of the employees of such specified Person, or of any Person who is an Affiliate.

For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling,” “controlled by” and “under common control with” have meanings correlative to the foregoing. “Affiliate” shall also mean any beneficial owner of shares representing 5% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Listco or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof. Notwithstanding the foregoing, in no event shall any Holder or any of its Affiliates be considered an Affiliate of the Company.

“Aggregate Parent Pre-Money Valuation” means the aggregate value of all issued and outstanding shares of common stock of Parent immediately prior to issuance of shares of common stock in the Qualifying Listing, as set forth in the registration statement filed with the Commission for such Qualifying Listing.

“Aggregate Listco Amount” means the product of (a) the aggregate number of shares of Common Stock of Listco beneficially owned by the Company at the date immediately preceding the pricing of the Qualifying Listing multiplied by (b) the Market Value of such Common Stock.

“Board of Directors” means the Managers of the Company or any committee thereof duly authorized to act on behalf of such Managers.

“Business Day” means a day other than a Saturday or Sunday and means any day that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in the City of New York.

“Cashless Exercise Ratio” has the meaning set forth in Section 3(a).

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Recitals.

“Definitive Warrants” means Warrants in definitive, bearer form.

“Event of Default” has the meaning set forth in the Promissory Notes on the date hereof, without regard to any amendment, waiver or consent granted pursuant to the terms of the Promissory Notes.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, of the United States.

“Exercise Event” means the consummation of either (i) a Qualifying Listing or (ii) an Event of Default.

“Exercise Event Notice” means a written notice from the Company to the registered holders of the Warrants informing them of the anticipated Exercise Event and containing the following information:

(i)the applicable anticipated Exercise Price resulting from the anticipated Exercise Event, and

(ii)the anticipated earliest date upon which the Exercise Event would occur.

“Exercise Price” means the Market Value of Common Stock determined at 4:02 p.m. New York time on the date that (x) pricing of the Qualified Public Offering occurs or (y) the date an Event of Default shall have occurred and is continuing.

“Holders” or “holder” means the registered holders or registered holder of the Warrants.

“Independent Financial Advisor” means an investment banking firm of international standing or any third party appraiser of international standing that is qualified to provide an appraisal of the relevant asset; provided that such firm or appraiser is not an Affiliate of the Company.

“Listco” has the meaning set forth in the Recitals.

“Market Value” for each share of Common Stock, as of any date, shall equal:

(i)if the Common Stock is primarily traded on a securities exchange, the VWAP of Common Stock for the 20-Trading Day period immediately prior to the applicable date of determination,

(ii)if the principal market for the Common Stock is in the over-the-counter market, the VWAP of Common Stock for the 20-Trading Day period immediately prior to the applicable date of the determination, as published by the applicable trading organization,

(iii)if the VWAP is not available and if the principal market for Common Stock is a securities exchange or in the over-the-counter market, the closing sale price on the Trading Day immediately prior to the date of the determination, as published by the applicable trading organization, or if such price is not so published on such day, the mean between the closing “bid” and “asked” prices, if available, on such day, which prices may be obtained from any reputable pricing service, broker or dealer, and

(iv)if none of clause (i), clause (ii) or clause (iii) is applicable, the fair market value on the date of determination of the Common Stock, as determined in good faith by the Board of Directors based on a written opinion of an Independent Financial Advisor.

“Officer” means, with respect to any Person, the Chief Executive Officer, the President, the Chief Financial Officer or any executive officer of such Person.

“Opinion of Counsel” means an opinion from legal counsel of recognized standing, which opinion shall include:

(i)a statement that the person making such certificate or opinion has read such covenant or condition;

(ii)a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(iii)a statement that, in the opinion of such person, he or she has made such examination or investigation as is necessary to enable such Person to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(iv)a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

With respect to matters of fact, an Opinion of Counsel may rely on an Officers’ Certificate, certificates of public officials or reports or opinions of experts.

“Payment Amount” has the meaning assigned thereto in the Promissory Note.

“Person” means a corporation, an association, a partnership, a limited liability company, an individual, a joint venture, a joint stock company, a trust, an unincorporated organization or a government or an agency or a political subdivision thereof.

“Promissory Note” means that certain convertible promissory note issued by Parent pursuant to the Senior Unsecured Note Purchase Agreement dated June 19, 2019, as amended.

“Qualifying Listing” means the Parent’s first underwritten public offering of its common stock under the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended, of the United States.

“Subsidiary” means, in respect of any person (the “first person”) at any particular time, any other person (the “second person”):

(a)Control: whose affairs and policies the first person controls or has the power to control (directly or indirectly), whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of the second person or otherwise; or

(b)Consolidation: whose financial statements are, in accordance with applicable law and generally accepted accounting principles, consolidated with those of the first person.

“Trading Day” shall mean (x) if the applicable security is listed on the Nasdaq Capital Market, Nasdaq Global Market, Nasdaq Global Select Market or the New York Stock Exchange, a day on which trades may be made thereon or (y) if the applicable security is not so listed, admitted for trading or quoted, any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

“Trading Market” means the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the Nasdaq Capital Market, NYSE MKT, the New York Stock Exchange, the Nasdaq Global Market, the Nasdaq Global Select Market or the OTC Bulletin Board.

“Transfer Agent” means Computershare, Inc., and every subsequent transfer agent to be appointed by Listco for any share capital of Listco issuable upon the exercise of any of the rights of purchase contained herein for the Common Stock.

“U.S.” means the United States of America, its states, territories and possessions.

“Voting Stock” of any Person means all classes of capital stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price per share of the Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted for trading as reported by Bloomberg Financial L.P. through its “Volume at Price” functions (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time); (b) if the OTC Bulletin Board is not a Trading Market, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the OTC Bulletin Board; or (c) if the Common Stock is not then quoted for trading on the OTC Bulletin Board and if prices for the Common Stock are then reported in the “Pink Sheets” published by Pink Sheets, LLC (or a similar organization or agency succeeding to its functions of reporting prices), the average of the highest closing bid price per share and lowest closing ask price per share of any of the market makers for such security as reported, and in each of the foregoing clauses ignoring any block trade (which for purposes of this definition means any transfer of more than 100,000 shares). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Holders of a majority of the then outstanding Warrants (excluding the Warrants held by the Company or any of its Affiliates). If the Company and the Holders of a majority of the then outstanding Warrants (excluding the Warrants held by the Company or any of its Affiliates) cannot agree on the fair market value referred to above, then the fair market value shall be determined in good faith by an Independent Financial Advisor (acting as an expert) selected by the Company and approved in writing by the Holders of a majority of the then outstanding Warrants (excluding the Warrants held by the Company or any of its Affiliates).

“Warrant” and “Warrants” have the meanings set forth in the Recitals.

“Warrant Certificate” has the meaning set forth in Section 2.1.

“Warrant Countersignature Order” has the meaning set forth in Section 2.2.

“Warrant Expiration Date” means the earlier to occur of (i) a Qualifying Listing and (ii) repayment in full in cash of the Promissory Notes.

“Warrant Register” has the meaning set forth in Section 2.3.

“Warrant Registrar” has the meaning set forth in Section 2.3.

“Warrant Shares” means the Common Stock issued (or to be issued) on exercise of the Warrants, being equal in number to the number of shares of Common Stock equal to the quotient obtained by dividing (x) the aggregate Payment Amount of Promissory Notes tendered by the Holder to the Company by (y) the Exercise Price; provided, however, that in the event of a Qualifying Listing, the Payment Amount of Promissory Notes tendered by any Holder, as a percentage of the aggregate Payment Amount of Promissory Notes held by such Holder shall not exceed the proportion that the Aggregate Listco Amount bears to the sum of (a) the Aggregate Listco Amount plus (b) the Aggregate Parent Pre-Money Valuation. For the avoidance of doubt, and by way of illustration only, if the Aggregate Listco Amount is equal to $200 million and the Aggregate Parent Pre-Money Valuation is equal to $300 million, then the maximum percentage of the aggregate Payment Amount of Promissory Notes that can be tendered by any holder for exercise into Warrant Shares shall not exceed the proportion that $200 million bears to $500 million, i.e., 40%.

SECTION 2 ISSUANCE OF WARRANTS; WARRANT CERTIFICATES

2.1 FORM AND DATING.

General.

In consideration for Holder providing consent requested by Parent, in Holder’s capacity as holder of that certain convertible promissory note dated December 13, 2019 issued by Parent, in connection with the restructuring of Parent and the spin-out to the Company of Parent’s holding of Common Stock of Listco, the Company agrees to issue Warrants to Holder on the terms and conditions specified herein.

The Warrants and the Warrant Shares may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Warrant shall be dated the date of the countersignature.

The terms and provisions contained in the Warrants shall constitute, and are hereby expressly made, a part of this Agreement. The Company and Holder, by their execution and delivery of this Agreement, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Warrant conflicts with the express provisions of this Agreement, the provisions of this Agreement shall govern and be controlling.

The Warrants shall be substantially in the form of Exhibit A attached hereto (including the private placement legend thereon, each a “Warrant Certificate”).

2.2EXECUTION

An Officer shall sign the Warrants on behalf of the Company by manual or facsimile signature and deliver the executed Warrants to the Warrant Registrar for countersignature, accompanied by a written order of the Company signed by an Officer of the Company (a “Warrant Countersignature Order”) specifying the number of Warrants to be countersigned and the date on which the Warrants are to be countersigned and other information the Company may determine to include. The Warrants need not be issued at one time and unless otherwise provided, the Warrants may also be issued by the Company and countersigned and delivered under this Warrant Agreement after the date hereof on the same terms and conditions (other than the date of issue).

If any Officer whose signature is on a Warrant no longer holds that office at the time a Warrant is countersigned, the Warrant shall nevertheless be valid.

The signatures of two Officers shall be conclusive evidence that the Warrant has been properly issued under this Agreement.

The Warrants are issued subject to the certificate of incorporation of Listco, as it may be amended from time to time, and otherwise on the terms of this Agreement which are binding upon the Company and the Holders and all persons claiming through or under either the Company or the Holders.

By its acceptance of any Warrant bearing any private placement legend (or any beneficial interest in such a Warrant), each holder thereof and each owner of a beneficial interest therein acknowledges the restrictions on transfer of such Warrant (and any such beneficial interest) set forth in this Agreement and in such private placement legend and agrees that it will transfer such Warrant (and any such beneficial interest) only in accordance with this Agreement and such legend.

2.3 WARRANT REGISTRAR

The Company shall maintain an office or agency where Warrants may be presented for registration of transfer or for exchange (the “Warrant Registrar”). The Warrant Registrar shall keep a register of the Warrants and of their registration of transfer and exchange (the “Warrant Register”). The Company may appoint one or more co-Warrant Registrars. The term “Warrant Registrar” includes any co-Warrant Registrar. The Company may change any Warrant Registrar without notice to any holder. The Company shall notify Holder in writing of the name and address of any agent not a party to this Agreement. The Company or any of its subsidiaries may act as Warrant Registrar.

2.4 TRANSFER AND EXCHANGE

(a)The Company shall cause all Definitive Warrants delivered to it and held by it hereunder to be maintained in safe custody in accordance with this Section 2.4, and shall ensure that such Warrants are issued only in accordance with the provisions of this Agreement.

(b)Title to the Definitive Warrants shall pass by notation on the Warrant Register.

(c)General Provisions Relating to Transfers and Exchanges

(1)To permit registrations of transfers and exchanges, the Company shall execute Definitive Warrants at the Warrant Registrar’s request.

(2)The Holder hereby agrees that the Warrant Registrar shall not register the proposed transfer of any beneficial interest in, or proposed exercise of any right in, any Warrant, unless the Warrant Registrar shall have first received certification in the form of Exhibit C hereto that such transfer or exercise is made in accordance with the provisions of applicable securities laws.

(3)The Warrant Register shall be in written form in the English language and shall include a record of the certificate number of each Warrant issued, and shall show the number of Warrants, the date of issue, all subsequent transfers and changes of ownership in respect thereof and the names, tax identifying numbers (if relevant to a specific holder) and addresses of the holders.

(4)The Warrant Registrar shall only register the transfer of an interest in a Warrant if the requested transfer is (i) to the Company (including its Affiliates); (ii) being made by a person who has provided the Warrant Registrar with a certification in the form of Exhibit C hereto; (iii) pursuant to an effective registration statement under the Securities Act with certification to that effect from such holder; or (iv) being transferred in reliance on any other exemption from the registration requirements of the Securities Act (including Rule 904 thereunder), with a certification to that effect from such holder and an opinion of counsel from such holder or the transferee reasonably acceptable to the Company and to the Warrant Registrar to the effect that such transfer is in compliance with the Securities Act.

(5)No service charge shall be made to a holder of a beneficial interest in a Definitive Warrant for any registration of transfer or exchange, but the Company or Warrant Registrar may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith and may require that a Person receiving Definitive Warrants must bear the cost of insurance, postage, transportation and the like in the event that such Person does not receive such Definitive Warrants in person at the offices of the Warrant Registrar.

(6)All Definitive Warrants issued upon any registration of transfer or exchange of Definitive Warrants shall be the duly authorized, executed and issued warrants for Common Stock of Listco, not subject to any preemptive or similar rights (arising under Delaware law, the Company’s certificate of incorporation, by-laws or other organizational documents or any agreement or instrument to which the Company is a party), and entitled to the same benefits under this Agreement, as the Definitive Warrants surrendered upon such registration of transfer or exchange.

(7)Prior to due presentment for the registration of transfer or exchange of any Warrant, the Warrant Registrar and the Company may deem and treat the Person in whose name any Warrant is registered as the absolute owner of such Warrant for all purposes and neither the Warrant Registrar nor the Company shall be affected by notice to the contrary.

(8)The Company shall sign Definitive Warrants in accordance with the provisions of Section 2.2 hereof.

(d)Facsimile Submissions to the Company

All certifications, certificates and Opinions of Counsel required to be submitted to the Warrant Registrar pursuant to this Section 2.4 to effect a registration of transfer or exchange may be submitted by facsimile.

Notwithstanding anything herein to the contrary, as to any certificates and/or certifications delivered to the Warrant Registrar pursuant to this Section 2.4, the Warrant Registrar’s duties shall be limited to confirming that any such certifications and certificates delivered to it are in the form of Exhibit C attached hereto. The Warrant Registrar shall not be responsible for confirming the truth or accuracy of representations made in any such certifications or certificates. As to any Opinions of Counsel delivered pursuant to this Section 2.4, the Warrant Registrar may conclusively rely upon, and be fully protected in relying upon, such opinions.

2.5 REPLACEMENT WARRANTS

If any mutilated Warrant is surrendered to the Company and the Company receives evidence to its satisfaction of the destruction, loss or theft of any Warrant, the Company shall issue a replacement Warrant. If required by the Company, an indemnity bond must be supplied by the holder that is sufficient in the judgment of the Company to protect the Company, and any agent from any loss that any of them may suffer if a Warrant is replaced. The Company may charge any holder of Warrants for the Company’s expenses in replacing a Warrant.

Every replacement Warrant issued in accordance with this Section shall be a valid obligation of the Company, evidencing the same warrant as the mutilated, destroyed, lost or stolen Warrant and shall be entitled to all of the benefits of this Agreement equally and proportionately with all other Warrants duly issued hereunder.

2.6 CANCELLATION

The Company may not issue new Warrants to replace Warrants that have been exercised or that have been delivered to the Company for cancellation.

SECTION 3 EXERCISE OF WARRANTS; TERMS OF WARRANTS

(a)Subject to the terms of this Agreement (including the holder’s timely receipt of the Exercise Event Notice), each holder of Warrants shall have the right, which may be exercised only (x) during the period commencing at the date of the Qualifying Listing and until 5:00 p.m., New York time, on the Warrant Expiration Date or (y) upon an Event of Default (either event being the “Exercise Period”, which, for the avoidance of doubt, shall include the right of holders of Warrants to exercise their Warrants in order to sell the Warrant Shares in connection with such Exercise Event), to receive from the Company the aggregate Market Value of Warrant Shares that would be delivered pursuant to Cashless Exercise, being calculated as the number of fully paid and non-assessable Warrant Shares which the holder may at the time be entitled to receive on exercise of such Warrants and payment of the applicable Exercise Price then in effect (subject to sub-clause (f) below) (i) in cash, by wire transfer or by certified or official bank check payable to the order of the Company, (ii) by tendering Promissory Notes having an aggregate Payment Amount at the time of tender equal to the aggregate Exercise Price, (iii) by tendering Warrants as set forth below or (iv) any combination of cash, Promissory Notes or Warrants. Each holder may elect, upon exercise of its Warrants during the Exercise Period, to receive Warrant Shares on a net basis (“Cashless Exercise”), such that, without the exchange of any funds and in satisfaction of and without any obligation to pay the Exercise Price, the holder will receive such number of Warrant Shares as shall equal the product of (A) the number of Warrant Shares for which such Warrant is exercisable as of the date of exercise (if the Exercise Price were being paid in cash) and (B) the Cashless Exercise Ratio. The “Cashless Exercise Ratio” shall be calculated by the Company and shall equal a fraction the numerator of which is the Market Value minus the applicable Exercise Price per share as of the date of exercise and the denominator of which is the Market Value on the date of exercise. Exercise of the Warrants shall be for delivery of Warrant Shares, and under no circumstance shall the Company be obligated to pay or settle exercise of Warrants in cash; provided, however, that the Company may pay cash for fractional interests as set forth in Section 6. The Company shall cause to be given to each of the registered holders of Warrants an Exercise Event Notice at each holder’s address appearing on the Warrant Register, as soon as reasonably practicable (and in any event not less than 20 Business Days prior to the effective date of the proposed Exercise Event) upon the Company becoming aware of any circumstances which will, or are reasonably likely to, result in an Exercise Event, in accordance with Section 8.

(b)Each Warrant not exercised prior to 5:00 p.m., New York time, on the Warrant Expiration Date shall become void and all rights thereunder and all rights in respect thereof under this Agreement shall cease as of such time. No adjustments as to dividends will be made upon exercise of the Warrants.

(c)In order to exercise all or any of the Warrants represented by a Warrant Certificate, the holder thereof must surrender upon exercise the Warrant Certificate to the Company at the office of the Company specified in Section 8 hereof during normal business hours of the Company. The holder of the Warrants shall execute the form of election to purchase attached to the Warrant Certificate and make payment to the account of the Company of the applicable Exercise Price in accordance with Section 3(a) hereof, for the number of Warrant Shares in respect of which such Warrants are then exercised and in the event of an exercise by tendering of Promissory Notes pursuant to Section 3(a)(ii) above, surrender the Promissory Note to the Company in accordance with the provisions herein. Payment of the aggregate Exercise Price shall be made in accordance with Section 3(a) hereof.

(d)Subject to the provisions of Section 4 hereof, upon compliance with clause (c) above, the Company shall deliver or cause to be delivered with all reasonable dispatch, and in any event no later than three (3) Business Days after the Company’s receipt of the form of election to purchase (the “Warrant Share Delivery Date”), (i) provided that the Transfer Agent is participating in The Depository Trust Company’s (“DTC”) Fast Automated Securities Transfer Program and provided further that the Holder is eligible to receive shares through DTC, at the Holder’s request, credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC through its Direct Registration System or (ii) if the foregoing does not apply, issue and deliver to the address as specified in the election to purchase, a certificate or certificates in such denominations as may be requested by the Holder in the election to purchase, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled upon exercise of such Warrants or other securities or property to which such Holder is entitled hereunder, together with cash as provided in Section 6 hereof. Such certificate or certificates shall be deemed to have been issued and any Person so designated to be named therein shall be deemed to have become a holder of record of such Warrant Shares as of the date of the surrender of such Warrants and payment of the applicable Exercise Price. The certificates so issued shall be issued without a restrictive legend at any time in which (i) the Company has received an opinion of counsel reasonably satisfactory to the Company, to the effect that such shares may be delivered without a restrictive legend pursuant to an exemption from registration, including but not limited to pursuant to Rule 144 under the Securities Act, (ii) a registration statement under the Securities Act covering such proposed disposition has been filed by Listco with the Commission and has become effective under the Securities Act, or (iii) the Company has received other evidence reasonably satisfactory to the Company that such registration and qualification under the Securities Act and state securities laws are not required.

Whenever a certificate representing the Warrant Shares may be issued to the Holder without a legend, in lieu of delivering physical certificates representing the Warrant Shares, unless otherwise requested by the Holder, the Company shall request the Listco to cause the Transfer Agent to electronically transmit the Warrant Shares to the Holder by crediting the account of the Holder or Holder’s prime broker with DTC through its DWAC system (to the extent not inconsistent with any provisions of this Warrant or any other agreement between the Company and the Holder). Without limiting the Holder’s other legal remedies, the Company shall immediately upon demand reimburse the holder for the cost and losses occasioned by any buy-in resulting from the Company’s failure to timely deliver unlegended share certificates, provided that the Holder provides documentation confirming such buy-in was initiated by the Holder’s broker, securities custodian, or other such outside party, and not by the Holder.

(e)If Listco shall fail for any reason or for no reason to credit the Holder’s balance account with DTC for such number of shares of Common Stock to which the Holder is entitled or to issue to the Holder a certificate for the number of shares of Common Stock to which the Holder is entitled within seven (7) Business Days after receipt of each of the election to purchase upon the Holder’s exercise of this Warrant or to issue to the Holder a new Warrant for the number of shares of Common Stock to which such holder is entitled pursuant to Section 3(a) hereof within ten (10) Business Days after receipt of the election to purchase upon the Holder’s exercise of this Warrant (the “Warrant Delivery Date”), the Company shall, in addition to any other remedies under this Warrant or otherwise available to such holder, pay as additional damages in cash to such Holder on (i) each day after the Warrant Share Delivery Date that such exercise is not timely effected and (ii) each day after the Warrant Delivery Date that such Warrant is not delivered, as the case may be, an amount equal to 0.0005 of the product of (x) the sum of the number of shares of Common Stock not issued to the holder on or prior to the Warrant Share Delivery Date and to which such holder is entitled and, in the event the Company has failed to deliver a Warrant to the holder on or prior to the Warrant Delivery Date, the number of shares of Common Stock issuable upon exercise of the Warrant as of the Warrant Delivery Date and (y) the VWAP of the Common Stock on the Warrant Share Delivery Date, in the case of the failure to deliver Common Stock, or the difference between the VWAP on the Warrant Delivery Date and the Exercise Price, in the case of failure to deliver a Warrant, as the case may be.

(f)The Warrants shall be exercisable, at the election of the holders thereof, either in full or in part from time to time during the Exercise Period; provided that notwithstanding any other provision of this Agreement, no Person shall be entitled to exercise the Warrants to the extent that such exercise would result in beneficial ownership by such Person and its Affiliates of more than 9.9% of the then outstanding number of shares of Common Stock on such date. For the purposes of this Agreement beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act and Regulation 13d-3 thereunder.1 If less than all the Warrants represented by a Warrant Certificate are exercised, such Warrant Certificate shall be surrendered and a new Warrant Certificate of the same tenor and for the number of Warrants which were not exercised shall be executed by the Company, registered in such name or names as may be directed in writing by the holder, and shall deliver or cause to be delivered the new Warrant Certificate to the Person or Persons entitled to receive the same.

(g)All Warrant Certificates surrendered upon exercise of Warrants shall be delivered to and canceled by the Company.

(h)If the exercising holder fails to pay the applicable Exercise Price to the Company, the Company shall be entitled to return or cause to be returned the relevant Warrant Certificates and the form of election to purchase at the expense of such holder.

(i)The Company shall keep copies of this Agreement and any notices given or received hereunder available for inspection by the holders which shall be allowed upon prior written request with reasonable notice and during normal business hours at its office.

1 This blocker provision is only necessary if holders need to avoid owning greater than a specific percentage of issued common equity in the issuer of underlying equity, which can trigger disclosure obligations in various jurisdictions, including Singapore and the U.S. In the U.S., holders of 5% or more of an issuer’s equity need to make filings with the Securities and Exchange Commission regarding their holdings and their investment intent, and holders of 10% or more of U.S. domestic issuers become “affiliates” for purposes of Section 16 of the Exchange Act, which triggers obligations to disgorge any profit obtained on purchases and sales that occur within six months of each other (irrespective of whether any profit is actually obtained – the purchases and sales are matched).

SECTION 4 PAYMENT OF TAXES

The Company shall pay all securities transaction taxes and documentary stamp taxes attributable to the initial issuance of Warrant Shares upon the exercise of Warrants; provided that the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issue of any Warrant Certificates or any certificates for Warrant Shares in a name other than that of the registered holder of a Warrant Certificate surrendered upon the exercise of a Warrant, and the Company shall not be required to issue or deliver such Warrant Certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid. This provision shall survive the termination of this Agreement.

SECTION 5 RESERVATION OF WARRANT SHARES

(a)For the purpose of enabling it to satisfy any obligation to deliver Warrant Shares upon exercise of Warrants, the Company shall at all times reserve and keep available out of the aggregate of the shares of Common Stock held by it, the maximum number of shares of Common Stock which may then be deliverable upon the exercise of all outstanding Warrants, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale, and free from preemptive or similar rights (arising under Delaware law, the Company’s certificate of incorporation, by-laws or other organizational documents or any agreement or instrument to which the Company is a party).

(b)The Company will request the Transfer Agent to be irrevocably authorized and directed at all times to keep available such number of authorized shares as shall be required for such purpose. The Company shall supply such Transfer Agent with duly executed certificates for such purposes and shall provide or otherwise make available any cash which may be payable as provided in Section 6 hereof.

(c)The Company covenants that all Warrant Shares which may be delivered upon exercise of Warrants shall, upon issue, be fully paid, non-assessable, free of preemptive or similar rights (arising under Delaware law, the Company’s certificate of incorporation, by-laws or other organizational documents or any agreement or instrument to which the Company is a party) and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

SECTION 6 FRACTIONAL INTERESTS

The Company shall not be required to issue fractional Warrant Shares on the exercise of Warrants. If more than one Warrant shall be presented for exercise in full at the same time by the same holder, the number of full Warrant Shares which shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of Warrant Shares purchasable on exercise of the Warrants so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 6, be issuable on the exercise of any Warrants (or specified portion thereof), the Company shall, at its option (i) pay an amount in cash equal to the Market Value per Warrant Share, as determined on the day immediately preceding the date the Warrant is presented for exercise, multiplied by such fraction, computed to the nearest whole U.S. cent or (ii) deliver one whole Warrant Share.

SECTION 7 REPORTS

The Holder shall be solely responsible for being informed whether the Parent shall have filed a registration statement or other filing with any stock exchange for a Qualifying Listing. The Holder shall be solely responsible for being informed of the consummation of the Qualifying Listing. The Company has no obligation to inform any holder of any Event of Default, and each holder accepts responsibility for monitoring the existence of any Event of Default.

SECTION 8 NOTICES TO COMPANY

Any notice or demand authorized by this Agreement to be given or made by the Warrant Registrar or by the registered holder of any Warrant to or on the Company shall be sufficiently given or made when received if deposited in the mail, first class or registered, postage prepaid, or recognized international courier, addressed (until another address is filed in writing by the Company with the Warrant Registrar) or delivered by facsimile or by hand (if personally delivered) as follows:

The Company:

Alphaeon 1 LLC

4040 MacArthur Blvd.

Suite 310

Newport Beach, CA 92660

Fax: +1 949 260 1705

Attention: Mr. Vikram Malik

With a copy to:

Stradling, Yocca, Carlson & Rauth

660 Newport Center Dr.

Suite 1600

Newport Beach, CA 92660

Attention: Marc Alcser, Esq.

Facsimile No.: +1 949 725 4100

Any notice pursuant to this Agreement to be given by the Company or Warrant Registrar to the registered holder(s) of any Warrant shall be given in English and shall be sufficiently given when and if deposited in the mail, first-class or registered, postage prepaid, or recognized international courier, addressed (until another address is filed in writing by the Holder with the Company), or delivered by facsimile or by hand (if personally delivered), to and received by the Holder at its address as follows:

Name:
Address:
Attention:

Facsimile No.:	[_____________________]

SECTION 9 SUCCESSORS

All the covenants and provisions of this Agreement by or for the benefit of the Company, Warrant Registrar and Holder and shall bind and inure to the benefit of their respective successors and assigns hereunder.

SECTION 10 TERMINATION

This Agreement shall terminate at 5:00 p.m., New York time, on the Warrant Expiration Date. Notwithstanding the foregoing, this Agreement will terminate on any earlier date if all Warrants have been exercised.

SECTION 11 GOVERNING LAW

This Agreement, each Warrant Certificate issued hereunder and all matters arising therefrom or relating thereto shall be governed by, and construed in accordance with, the laws of the State of New York.

SECTION 12 JURISDICTION

Each of the Company and Holder agrees that any suit, action or proceeding against it arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any State or U.S. federal court in the City of New York and County of New York, and waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding.

SECTION 13 BENEFITS OF THIS AGREEMENT

Nothing in this Agreement shall be construed to give to any person or corporation other than the Company, the Warrant Registrar and the registered holders of Warrants any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Warrant Registrar and the registered holders of Warrants.

SECTION 14 COUNTERPARTS

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

[Remainder of This Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Warrant Agreement to be duly executed, as of the day and year first above written.

THE COMPANY: ALPHAEON 1 LLC

By:	/s/ Vikram Malik
Name:	Vikram Malik
Title:	Manager

HOLDER: [_____________________]

By:
Name:	[_____________________]
Title:	[_____________________]

EXHIBIT A

[Form of Warrant Certificate]

[Face]

[PRIVATE PLACEMENT legend]

THIS WARRANT AND THE SECURITIES TO BE ISSUED UPON ITS EXERCISE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OF THE UNITED STATES OF AMERICA (THE “SECURITIES ACT”) AND THE WARRANT AND THE SECURITIES TO BE ISSUED UPON ITS EXERCISE MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS, UNLESS REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. IN ORDER TO TRANSFER OR EXERCISE ANY INTEREST IN THIS WARRANT, THE BENEFICIAL HOLDER MUST FURNISH TO THE COMPANY AND THE WARRANT REGISTRAR EITHER (A) A WRITTEN CERTIFICATION THAT SUCH TRANSFER OR EXERCISE IS AN “OFFSHORE TRANSACTION” MEETING THE REQUIREMENTS OF RULE 904 UNDER THE SECURITIES ACT AND THAT IT IS NOT A U.S. PERSON AND THE WARRANT IS NOT BEING EXERCISED ON BEHALF OF A U.S. PERSON OR (B) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITIES DELIVERED UPON EXERCISE OF THE WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THAT THE DELIVERY OF SUCH SECURITIES IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. EACH BENEFICIAL HOLDER BY ACCEPTING AN INTEREST IN THIS WARRANT AGREES THAT ANY HEDGING TRANSACTION INVOLVING THIS WARRANT OR THE SECURITIES TO BE ISSUED UPON EXERCISE OF THIS WARRANT MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT. TERMS IN THIS LEGEND HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.

No. [●]

Warrant Certificate

ALPHAEON 1 LLC

This Warrant Certificate certifies that _____________________________, or its registered assigns, is the registered holder of the Warrants issued by ALPHAEON 1 LLC, a Delaware limited liability company (the “Company”) to purchase fully paid and non-assessable shares of the common stock, par value $0.00001 (the “Common Stock”) of Evolus, Inc., a Delaware corporation (“Listco”). Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Warrant Agreement.

Each Warrant entitles the registered holder, upon exercise at any time during the Exercise Period, to receive from the Company the Warrant Shares at the Exercise Price per share payable upon surrender of this Warrant Certificate and payment of the Exercise Price at the office or agency of the Company, but only subject to the conditions set forth herein and in the Warrant Agreement referred to on the reverse hereof.

No Warrant may be exercised after 5:00 p.m., New York time, on the Warrant Expiration Date. To the extent not exercised by such time, any such Warrant shall become void.

Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Warrant Certificate shall not be valid unless countersigned by two Officers of the Company, as such term is used in the Warrant Agreement.

IN WITNESS WHEREOF, ALPHAEON 1 LLC has caused this Warrant Certificate to be signed below.

Dated: January 8, 2020

ALPHAEON 1 LLC

By:
Name:
Title:

By:
Name:
Title:

[Reverse of Warrant Certificate]

The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants expiring at 5:00 p.m., New York time, on the Warrant Expiration Date entitling the holder on exercise to receive shares of Common Stock, and are issued or to be issued pursuant to a Warrant Agreement dated as of January 8, 2020 (the “Warrant Agreement”), duly executed and delivered by the Company to ____________________________________, as holder threof (the “Holder”), which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the the Company and the holders of the Warrants (the words “holders” or “holder” meaning the registered holders or registered holder). To the extent any provision of this Warrant Certificate conflicts with the express provisions of the Warrant Agreement, the provisions of the Warrant Agreement shall govern and be controlling. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Warrant Agreement. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company.

Warrants may be exercised at any time during the Exercise Period. In order to exercise all or any of the Warrants represented by this Warrant Certificate, the holder must deliver to the Company at its corporate trust office specified in Section 8 of the Warrant Agreement this Warrant Certificate and the form of election to purchase on the reverse hereof duly completed and signed, and payment for the account of the Company of the Exercise Price for the number of Warrant Shares in respect of which such Warrants are then exercised. No adjustment shall be made for any dividends on any Common Stock issuable upon exercise of this Warrant.

No fractions of a share of Common Stock will be issued upon the exercise of any Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement or, at its option, deliver one whole share of Common Stock.

Warrant Certificates, when surrendered at the corporate trust office of the Company by the registered holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

Upon due presentation for registration of transfer of this Warrant Certificate at the corporate trust office of the Company a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge payable in connection therewith.

The Company and the Warrant Registrar may deem and treat the registered holder(s) thereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and neither the Company nor the Warrant Registrar shall be affected by any notice to the contrary.

The Warrant Agreement, this Warrant Certificate and all matters arising therefrom or relating thereto shall be governed by, and construed in accordance with, the laws of the State of New York..

Each of the Company and Holder agrees that any suit, action or proceeding against it arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any State or U.S. federal court in the City of New York and County of New York, and waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding.

[Reminder of This Page Intentionally Left Blank]

FORM OF ELECTION TO PURCHASE

ALPHAEON 1 LLC

Transaction Details

To: Alphaeon 1 LLC

4040 MacArthur Blvd.

Suite 310

Newport Beach, CA 92660

Attention: Mr. Vikram Malik

Facsimile No: +1 949 260 1705

IMPORTANT: PLEASE READ THE NOTES AT THE END OF THIS NOTICE BEFORE COMPLETING THIS NOTICE.

I/We hereby irrevocably elect to exercise the Warrants into the common stock, par value $0.00001, of Evolus, Inc., a Delaware corporation (“Common Stock”) in accordance with Section 4 of the Warrant Agreement.

Please enter the number of Units and serial or identifying numbers of Warrant Certificates to be exercised:

Total number of Units of Warrant:
Serial or identifying number of Warrant Certificates:

Please tick (√ ) the box of the elected option.

[ ]	Option 1: Cash Payment
I/We have arranged/will arrange payment of subscription moneys to the account of the Company.

Cash Amount: __________________________
(please attach payment evidence)

[ ]	Option 2: Tender Notes
I/We elect to exercise the Warrants by delivery of the convertible Promissory Notes dated December 13, 2019 (“Promissory Notes”) in lieu of payment of subscription money

Total Payment Amount of Promissory Notes:
Serial or identifying number of Promissory Notes

[ ]	Option 3: Tender Warrant
I/We elect to exercise the Warrants on a net basis without the exchange of funds

If a holder wishes to elect in a combination of Option (1), (2) and (3), please specify.

Please complete all remaining sections of this notice before delivering it to the Company.

A.Exercising holder’s Information.

Name of holder:
Address of holder:
Telephone Number:
Fax Number:
Email Address:
Contact Person:

B.Delivery of Common Stock

Please register the Common Stock in the name of the following person:

Name:
Address:

Please deliver certificate(s) representing the Common Stock issued in respect of the exercise of the Warrant to the following person (at our risk and, if we request that delivery by mail, at our expense)

Name:
Address:
Account Number with Custodian (if applicable)
Name and Telephone No of Contact Person:

C.Fractional Interest

If the Company is required or elects to pay an amount in cash in respect of any fraction of a Warrant Share, the amount to be paid must be paid to the person whose name is specified above to be registered in the following manner:

Name:
Paid by Check: (with details of address)
Paid by Remittance: (with bank account details)

The undersigned hereby certifies that (i) the exercise of the Warrant is an “offshore transaction” meeting the requirements of Rule 904 of Regulation S and that it is not a U.S. person and the Warrant is not being exercised on behalf of a U.S. person, or (ii) the undersigned is providing herewith an opinion of counsel to the effect that the Warrant and the Common Stock to be delivered upon exercise thereof have been registered under the Securities Act of 1933 of the United States or are exempted from registration thereunder.

Signed:
(Notice to be signed by an authorized signatory)

Date:

For the Company’s use only:

1.Warrants deposited for exercise.

(a)Identification Reference Number: ____________________

(b)Deposit Date: ____________________

(c)Exercise Date: ____________________

* Delete as appropriate.

2.Common Stock to be Issued Upon exercise.

(a)Aggregate Units of Warrants deposited for exercise:

(b)Exercise Price on Exercise Date:

(c)Cashless Exercise Ratio:

(d)Number of shares of Common Stock deliverable:

(Re: Option 1)

(e)Number of shares of Common Stock deliverable:

(Re: Option 2)

(f)Number of shares of Common Stock deliverable:

(Re: Option 3)

(g)Amount of cash payment due in respect of fractions of shares of Common Stock (if any and if applicable):

WARRANTS

1. This notice will be void unless all relevant details are duly completed and deposited during the Exercise Period.

2. Your attention is particularly drawn to Section 3 of the Warrant Agreement relating to the exercise of the Warrants.

3. Dispatch of share certificates or other securities or property will be made at the risk of the exercising holder and the exercising holder will be required to submit any necessary documents required in order to effect, dispatch in the manner specified.

FORM OF CERTIFICATE OF TRANSFER

Alphaeon 1 LLC

4040 MacArthur Blvd.

Suite 310

Newport Beach, CA 92660

Facsimile: +1 949 260 1705

Attention: Mr. Vikram Malik

Re: Warrants

Reference is hereby made to the Warrant Agreement, dated as of January 8, 2020 (the “Warrant Agreement”), between ALPHAEON 1 LLC, as issuer (the “Company”) and __________________________, as Holder. Capitalized terms used but not defined herein shall have the meanings given to them in the Warrant Agreement.

___________________, (the “Transferee”) proposes to acquire ___________ number of Warrant[s] or interest in such Warrant[s] (the “Transfer”). In connection with the Transfer, the Transferee hereby agrees (i) that any hedging transactions involving the Warrants or the securities issuable upon exercise thereof may not be conducted unless in compliance with the Securities Act and (ii) such Transferee will only resell the Warrants or the securities issuable upon exercise of the Warrants in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act or pursuant to an available exemption from registration. The Transferee further certifies that:

[CHECK ALL THAT APPLY]

1.[   ] Check if Transferee will take delivery of a beneficial interest in the Global Warrant or a Definitive Warrant pursuant to Regulation S. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act of 1933 of the United States of America (the “Securities Act”) and, accordingly, the Transferee hereby further certifies that (i) the Transferee is not a “U.S. person” and (x) at the time the buy order was originated, the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and the Transfer was not prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the Securities Act and (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Warrant Certificate and the Warrant Agreement, the transferred beneficial interest or Definitive Warrant will be subject to the restrictions on transfer printed on the Global Warrant and/or the Definitive Warrant and the Securities Act.

2.[   ] Check if Transfer is Pursuant to Other Exemption. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act and in compliance with the transfer restrictions contained in the Warrant Certificate, the Warrant Agreement and any applicable blue sky securities laws of any State of the United States.

This certificate and the statements contained herein are made for the benefit of the Company.

[Insert Name of Transferee]
By:
Name:
Title:

Dated: _________________

Exhibit D

JOINDER AGREEMENT

This Joinder Agreement (“Joinder Agreement”) is executed on January 8, 2020, by the undersigned (the “Holder”) pursuant to the terms of that certain Stockholders’ Agreement, dated as of December 14, 2017 (the “Agreement”), by and among the Company, Alphaeon Corporation, a Delaware corporation (“Alphaeon”), Dental Innovations BVBA, a private limited liability company organized under the laws of Belgium, solely in its capacity as collateral agent of the DI Notes (as defined therein), and Longitude Venture Partners II, L.P., a Delaware limited partnership, solely in its capacity as a holder of the Longitude Note (as defined therein). Capitalized terms used but not defined in this Joinder Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Joinder Agreement, the Holder agrees as follows.

1.1Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the Company’s common stock, par value $0.00001 per share (the “Stock”), as a transferee from Alphaeon in Alphaeon’s capacity as a “Stockholder” bound by the Agreement, and after such transfer, Holder shall be considered a “Stockholder” and a “Stockholder” for all purposes of the Agreement.

1.2Agreement. Holder hereby (a) agrees that the Stock, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder’s signature hereto.

HOLDER: ALPHAEON 1 LLC

By:	/s/ Vikram Malik
Vikram Malik,
Manager

Address:	4040 MacArthur Blvd. #310
Newport Beach, CA 92660

Facsimile Number:

ACCEPTED AND AGREED

EVOLUS, INC.

By:	/s/ Jeff Plumer
Title:	Vice President, Legal

D-1